UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
     Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: October 2019

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 – 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: October 7, 2019	Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa” dated effective September 4, 2019
99.2	Canadian Consent of Charles J. Muller
99.3	Canadian Consent of Michael K. Murphy
99.4	Canadian Consent of Gordon I. Cunningham
99.5	Canadian Certificate of Charles J. Muller
99.6	Canadian Certificate of Michael K. Murphy
99.7	Canadian Certificate of Gordon I. Cunningham
99.8	News Release dated October 7, 2019